UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

Under The Securities Exchange Act Of 1934

(Amendment No. __)*

Ocean Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67644C104

(CUSIP Number)

Aesther Healthcare Sponsor, LLC

Attn: Suren Ajjarapu

515 Madison Avenue, Suite 8078

New York, New York 10022

(646) 908-2659

with a copy to:

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67644C104

1	Name Of Reporting Person Aesther Healthcare Sponsor, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 8,351,000 (1)(2)(3)(4)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,351,000 (1)(2)(3)(4)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,351,000 (2)(3)(4)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☒ ☐
13	Percent Of Class Represented By Amount In Row 11 19.89% (5)
14	Type Of Reporting Person OO

(1)	The shares reported in this Schedule 13D as beneficially owned by Aesther Healthcare Sponsor, LLC (the “Sponsor”) and Mr. Suren Ajjarapu, the managing member of the Sponsor (“Mr. Ajjarapu”), were acquired upon the closing of a business combination between Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Aesther Healthcare Acquisition Corp. (“AHAC”; such transaction with Legacy Ocean, the “Business Combination”) on February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger between the Sponsor, AHAC, AHAC Merger Sub, Inc. (“Merger Sub”), Legacy Ocean, and Dr. Chirinjeev Kathuria, pursuant to which (i) Merger Sub merged with and into Legacy Ocean (the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to Ocean Biomedical, Inc. (the “Issuer”).

(2)	Reflects (i) the Sponsor’s acquisition of 2,625,000 shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), upon the automatic one-for-one conversion of the Sponsor’s 2,625,000 shares of AHAC Class B Common Stock, par value $0.0001 per share, into shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and the reclassification of the Class A Common Stock into the Issuer’s Common Stock, upon the closing of the Business Combination on the Closing Date; (ii) the Sponsor’s right to acquire beneficial ownership of 5,411,000 shares of Common Stock that the Sponsor may purchase upon exercising 5,411,000 Private Placement Warrants, which become exercisable 30 days after the Closing Date; (iii) the Sponsor’s acquisition of 1,365,000 shares of Class A Common Stock, reclassified into Common Stock (such shares, the “Extension Shares”), that were granted to the Sponsor in exchange for its funding of two three-month extensions to AHAC’s deadline to consummate an initial business combination pursuant to two Loan and Transfer Agreements between the Sponsor, AHAC, and the lender thereunder (collectively, the “Extension Loans”); and (iv) the Sponsor’s transfer, from its newly acquired 1,365,000 Extension Shares, of 1,050,000 shares of Common Stock to the lender of the Extension Loans.

(3)	The Sponsor is the record holder of these shares of Common Stock. Mr. Ajjarapu is the managing member of the Sponsor, and in such capacity, he may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by the Sponsor. Mr. Ajjarapu is also a non-employee director of the Issuer.

(4)	Excludes 3,000,000 shares of Common Stock that may be issued to the Sponsor as Earnout Shares (as defined in Item 3) pursuant to the Agreement and Plan of Merger. See “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3.

(5)	Based on the Issuer having an aggregate of 41,991,432 shares of Common Stock issued and outstanding as of the Closing Date, which includes (i) 36,580,432 shares of Common Stock, and (ii) 5,411,000 shares of Common Stock underlying 5,411,000 Private Placement Warrants issued to the Sponsor, all of which are exercisable within 60 days of the Closing Date.

CUSIP NO. 67644C104

1	Name Of Reporting Person Surendra K. Ajjarapu
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 4,166 (1)(2)
	8	Shared Voting Power 8,351,000 (3)(4)(5)
	9	Sole Dispositive Power 4,166 (1)(2)
	10	Shared Dispositive Power 8,351,000 (3)(4)(5)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,355,166 (2)(3)(5)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 19.90% (6)
14	Type Of Reporting Person IN

(1)	The shares reported in this Schedule 13D as beneficially owned by Aesther Healthcare Sponsor, LLC (the “Sponsor”) and Mr. Suren Ajjarapu, the managing member of the Sponsor (“Mr. Ajjarapu”), were acquired upon the closing of a business combination between Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Aesther Healthcare Acquisition Corp. (“AHAC”; such transaction with Legacy Ocean, the “Business Combination”) on February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger between the Sponsor, AHAC, AHAC Merger Sub, Inc. (“Merger Sub”), Legacy Ocean, and Dr. Chirinjeev Kathuria, pursuant to which (i) Merger Sub merged with and into Legacy Ocean (the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to Ocean Biomedical, Inc. (the “Issuer”).

(2)	Reflects 4,166 shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), that may be purchased by Mr. Ajjarapu upon his exercise of a ten-year option granted to him under the Issuer’s 2022 Stock Option and Incentive Plan in accordance with the option’s exercisability schedule, pursuant to which Mr. Ajjarapu will have the right to purchase 2,083 shares of Common Stock on each of two installment dates that will occur within 60 days of the Closing Date. Mr. Ajjarapu is a non-employee director of the Issuer.

(3)	Reflects (i) the Sponsor’s acquisition of 2,625,000 shares of Common Stock upon the automatic one-for-one conversion of the Sponsor’s 2,625,000 shares of AHAC Class B Common Stock, par value $0.0001 per share, into shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and the reclassification of the Class A Common Stock into the Issuer’s Common Stock, upon the closing of the Business Combination on the Closing Date; (ii) the Sponsor’s right to acquire beneficial ownership of 5,411,000 shares of Common Stock that the Sponsor may purchase upon exercising 5,411,000 Private Placement Warrants, which become exercisable 30 days after the Closing Date; (iii) the Sponsor’s acquisition of 1,365,000 shares of Class A Common Stock, reclassified into Common Stock (such shares, the “Extension Shares”), that were granted to the Sponsor in exchange for its funding of two three-month extensions to AHAC’s deadline to consummate an initial business combination pursuant to two Loan and Transfer Agreements between the Sponsor, AHAC, and the lender thereunder (collectively, the “Extension Loans”); and (iv) the Sponsor’s transfer, from its newly acquired 1,365,000 Extension Shares, of 1,050,000 shares of Common Stock to the lender of the Extension Loans.

(4)	The Sponsor is the record holder of these shares of Common Stock. Mr. Ajjarapu is the managing member of the Sponsor, and in such capacity, he may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by the Sponsor.

(5)	Excludes 3,000,000 shares of Common Stock that may be issued to the Sponsor as Earnout Shares (as defined in Item 3) pursuant to the Agreement and Plan of Merger. See “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3.

(6)	Based on the Issuer having an aggregate of 41,991,432 shares of Common Stock issued and outstanding as of the Closing Date, which includes (i) 36,580,432 shares of Common Stock, and (ii) 5,411,000 shares of Common Stock underlying 5,411,000 Private Placement Warrants issued to the Sponsor, all of which are exercisable within 60 days of the Closing Date.

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Ocean Biomedical, Inc., a Delaware corporation (the “Issuer”) formerly known as Aesther Healthcare Acquisition Corp., a Delaware blank-check corporation (“AHAC”). The address of the Issuer’s principal executive office is 55 Claverick Street, Room 325, Providence, Rhode Island 02903.

Item 2.	Identity and Background.

(a) Pursuant to § 240.13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is being filed jointly by Aesther Healthcare Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Surendra K. Ajjarapu, the managing member of the Sponsor (“Mr. Ajjarapu”; together with the Sponsor, the “Reporting Persons”).

(b) The business address and principal office of the Reporting Persons is 515 Madison Avenue, Suite 8078, New York, New York 10022.

(c) The Sponsor’s principal business is to act as the sponsor of AHAC and the purchaser representative in connection with the business combination between AHAC, the Sponsor, AHAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of AHAC (“Merger Sub”), Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Dr. Chirinjeev Kathuria, in his capacity as seller representative (such transaction, the “Business Combination”). Mr. Ajjarapu is a member of the Issuer’s Board of Directors and is the Sponsor’s managing member.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Ajjarapu is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with the closing of the Business Combination (the “Closing”) on February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated August 31, 2022 and amended on December 5, 2022 (as amended, the “Business Combination Agreement”), between AHAC, the Sponsor, Merger Sub, Legacy Ocean, and Dr. Chirinjeev Kathuria. On the Closing Date, in accordance with the Business Combination Agreement, (i) Merger Sub merged with and into Legacy Ocean (such transaction, the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to that of the Issuer: Ocean Biomedical, Inc. The summary description in this Schedule 13D of the Business Combination Agreement and of the transactions effected thereby is qualified in its entirety by reference to the full text of the Business Combination Agreement and the Amendment to the Business Combination Agreement, copies which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Pursuant to the terms of the Business Combination Agreement, each outstanding share of Class B Common Stock, par value $0.0001 per share, of AHAC (the “AHAC Class B Common Stock”), prior to the Merger was automatically converted on a one-for-one basis into shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), upon the Closing of the Business Combination. Pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation filed in connection with the Closing, the Issuer completed a reclassification exempt under Rule 16b-7, in accordance with which each share of Class A Common Stock was reclassified on a one-for-one basis into one share of Common Stock (the “Reclassification”).

Acquisition of Class B Founder Shares. Of the 8,351,000 shares of Common Stock reported as beneficially owned by the Sponsor in this Schedule 13D, 2,625,000 shares were originally Class B Founder Shares (as defined below). On June 30, 2021, the Sponsor made an initial investment of $25,000 in AHAC by purchasing 2,875,000 shares of AHAC Class B Common Stock (the “Class B Founder Shares”) for approximately $0.009 per share, 250,000 of which were forfeited and cancelled by the Sponsor in November 2021 upon the expiration of an over-allotment option granted to the underwriter in AHAC’s initial public offering of units (the “IPO”), which closed on September 17, 2021 pursuant to AHAC’s Registration Statement on Form S-1 (File No. 333-258012). The Reporting Persons initially reported their shared beneficial ownership of the remaining 2,625,000 Class B Founder Shares on a Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2022. Upon the Closing of the Business Combination, the Sponsor’s 2,625,000 Class B Founder Shares automatically converted into 2,625,000 shares of Class A Common Stock, which were automatically reclassified into 2,625,000 shares of the Issuer’s Common Stock in accordance with the Reclassification.

Exercisability of Private Placement Warrants. Simultaneously with the closing of the IPO on September 17, 2021, the Sponsor purchased 5,411,000 warrants (the “Private Placement Warrants”) in a private placement from AHAC for an aggregate purchase price of $5,411,000, pursuant to the terms of the Private Placement Warrants Purchase Agreement between AHAC and the Sponsor dated September 14, 2021 (the “Private Placement Agreement”). According to the original terms of the Private Placement Agreement, each Private Placement Warrant was exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. Upon the Reclassification that was effected in connection with the Closing of the Business Combination, each share of Class A Common Stock underlying the Private Placement Warrants was reclassified into Common Stock. The Private Placement Warrants become exercisable 30 days after the Closing and expire five years after the Closing or earlier upon redemption or liquidation. The 5,411,000 shares of Common Stock underlying the Private Placement Warrants are included in the shares reported as beneficially owned by the Sponsor because the Private Placement Warrants are exercisable within 60 days of the Closing Date. The foregoing summary of the Private Placement Warrants is qualified in its entirety by reference to the full text of the Private Placement Warrants Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Acquisition of Class A Extension Shares. For purposes of funding two three-month extensions of AHAC’s deadline to consummate an initial business combination from September 16, 2022 to March 16, 2023 (collectively, the “Business Combination Extensions”), AHAC, the Sponsor, and NPIC Limited (the “Lender”) entered into two Loan and Transfer Agreements, one dated September 15, 2022 (the “First Extension Loan”) and the other dated December 13, 2022 (the “Second Extension Loan”; together with the First Extension Loan, the “Extension Loans”), pursuant to which the Lender loaned the Sponsor $1,050,000 under each Extension Loan, which the Sponsor in turn loaned to AHAC. As part of the Sponsor’s consideration for funding the Business Combination Extensions for AHAC, the Extension Loans required AHAC to issue the Sponsor 1,365,000 shares of Class A Common Stock (the “Class A Extension Shares”) if the Business Combination was consummated. Accordingly, in connection with the Closing of the Business Combination, the Sponsor was issued 1,365,000 Class A Extension Shares on the Closing Date, which were automatically reclassified as 1,365,000 shares of Common Stock in accordance with the Reclassification.

Transfer of Lender Consideration Shares. Under the Second Extension Agreement, as additional consideration for the Lender loaning $1,050,000 to the Sponsor, the Sponsor was required to transfer 1,050,000 shares of Common Stock (as converted from AHAC Class B Common Stock to Class A Common Stock and then reclassified into Common Stock, the “Lender Consideration Shares”) to the Lender in connection with the Closing of the Business Combination. After the Sponsor received its 1,365,000 Class A Extension Shares from the Issuer, which were reclassified into 1,365,000 shares of Common Stock, the Sponsor transferred 1,050,000 shares of Common Stock to the Lender as payment of the Lender Consideration Shares that the Lender was entitled to under the Second Extension Agreement.

Option Shares. On February 15, 2023, the Issuer and Mr. Ajjarapu entered into a Non-Qualified Stock Option Agreement for Non-Employee Directors, pursuant to which the Issuer granted Mr. Ajjarapu a ten-year option (an “Incentive Plan Option”) to purchase up to 75,000 shares of Common Stock (the “Option Shares”) at an exercise price of $10.00 per Option Share under the Issuer’s 2022 Stock Option and Incentive Plan. Mr. Ajjarapu’s Incentive Plan Option becomes exercisable in 36 monthly installments beginning on March 15, 2023, with 2,083 Option Shares becoming exercisable on each of the first 35 installments and the remaining 2,095 Option Shares becoming exercisable on the final installment, subject to Mr. Ajjarapu’s continued service as a member of the Issuer’s Board of Directors on each installment date. The 4,166 shares of Common Stock reported in this Schedule 13D as being subject to Mr. Ajjarapu’s sole voting and dispositive power represent the 4,166 Option Shares that may be purchased by Mr. Ajjarapu within 60 days of the Closing Date upon Mr. Ajjarapu’s partial exercise of the Incentive Plan Option according to its exercisability schedule.

Exclusion of Shares Issuable in Connection with Earnout Rights. As additional consideration for the Merger, the former stockholders of Legacy Ocean (the “Pre-Merger Stockholders”) were granted the contingent right (the “Earnout Right”) to receive additional shares of Class A Common Stock (as reclassified pursuant to the Reclassification into shares of Common Stock, the “Earnout Shares”), to be distributed in up to three payments (each, an “Earnout Share Payment”), if, for 20 out of any 30 consecutive trading days during the period from the Closing Date until the 36-month anniversary of the Closing Date (the “Earnout Period”), the Issuer’s VWAP (as defined in the Business Combination Agreement) equals or exceeds: (i) $15.00 per share, (ii) $17.50 per share, and (iii) $20.00 per share (each such VWAP, an “Earnout Target”). In connection with the Earnout Right granted to the Pre-Merger Stockholders, the Sponsor was granted an Earnout Right to receive 1,000,000 Earnout Shares for each Earnout Share Payment issued to the Pre-Merger Stockholders. Accordingly, the Sponsor is entitled to receive up to 3,000,000 Earnout Shares, 1,000,000 of which will be issued in connection with each of the three Earnout Share Payments if the requisite Earnout Target is met. The Sponsor’s right to receive Earnout Shares pursuant to the Earnout Right granted in the Business Combination Agreement became fixed and irrevocable on the Closing Date of the Merger. However, the Earnout Shares underlying the Sponsor’s Earnout Right are excluded from the shares reported as beneficially owned by the Reporting Persons in this Schedule 13D because none of the related thresholds have been satisfied.

Summary of Holdings. The shares of Common Stock reported as beneficially owned directly by the Sponsor and indirectly by Mr. Ajjarapu in this Schedule 13D reflect the consummation of each of the transactions described above. As a result of the transactions above, the Reporting Persons share voting and dispositive power with respect to a total of 8,351,000 shares of Common Stock, which include the: (i) 2,625,000 shares of Common Stock that the Sponsor acquired upon the conversion and Reclassification of its 2,625,000 Class B Founder Shares; (ii) 5,411,000 shares of Common Stock that the Sponsor may purchase upon exercising its 5,411,000 Private Placement Warrants, which become exercisable 30 days after the Closing of the Business Combination; and (iii) 315,000 shares of Common Stock that remain in the Sponsor’s ownership after the Sponsor transferred to the Lender 1,050,000 shares of Common Stock from the 1,365,000 reclassified Class A Extension Shares that the Sponsor acquired from the Issuer on the Closing Date in satisfaction of the Lender Consideration Shares owed to the Lender under the Second Extension Loan. The 8,355,166 shares of Common Stock reported as beneficially owned by Mr. Ajjarapu account for the 8,351,000 shares of Common Stock that Mr. Ajjarapu indirectly beneficially owns as managing member of the Sponsor, plus the 4,166 shares of Common Stock that Mr. Ajjarapu has the right to acquire direct beneficial ownership of if he exercises his Incentive Plan Option in accordance with its exercisability schedule, pursuant to which Mr. Ajjarapu will have the right to purchase 2,083 shares of Common Stock on each of two installment dates that will occur within 60 days of the Closing Date.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by both Reporting Persons were acquired in connection with the Business Combination and will be held for investment purposes. The shares of Common Stock reported as being subject to Mr. Ajjarapu’s sole voting and dispositive power underlie the Incentive Plan Option that was granted to him by the Issuer under the Issuer’s 2022 Stock Option and Incentive Plan.

The Sponsor is the sponsor of AHAC. Mr. Ajjarapu is a director of the Issuer and the managing member of the Sponsor. Except as set forth herein and to the extent that Mr. Ajjarapu may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having an aggregate of 41,991,432 shares of Common Stock issued and outstanding as of the Closing Date, which includes (i) 36,580,432 shares of Common Stock, and (ii) 5,411,000 shares of Common Stock underlying 5,411,000 Private Placement Warrants issued to the Sponsor, all of which are exercisable within 60 days of the Closing Date.

As of the filing date of this Schedule 13D (the “Filing Date”): (i) the Sponsor beneficially owns 8,351,000 shares of Common Stock, and (ii) Mr. Ajjarapu beneficially owns 8,355,166 shares of Common Stock, consisting of the 8,351,000 shares held directly by the Sponsor, and the 4,166 shares that may be purchased by Mr. Ajjarapu directly within 60 days of the Closing Date upon the exercise of his Incentive Plan Option in accordance with its exercisability schedule. In accordance with the SEC rules for calculating percentages of beneficial ownership, the Sponsor’s 8,351,000 shares of Common Stock and Mr. Ajjarapu’s 8,355,166 shares of Common Stock represent approximately 19.89% and 19.90%, respectively, of the issued and outstanding shares of the Issuer’s Common Stock.

(b) As of the Filing Date:

(i) The Reporting Persons have shared power to vote or direct the voting of, and to dispose or direct the disposition of, 8,355,166 shares of Common Stock. These shares are held directly by the Sponsor. As the managing member of the Sponsor, Mr. Ajjarapu may be deemed to have or share voting and dispositive power over the shares directly held by the Sponsor. Mr. Ajjarapu disclaims any beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(ii) The Sponsor has sole power to vote or direct the voting of, and to dispose or direct the disposition of, 0 shares of Common Stock.

(iii) Mr. Ajjarapu has sole power to vote or direct the voting of, and to dispose or direct the disposition of, 4,166 shares of Common Stock.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Common Stock were effected by either Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Item 6 or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Founders’ Letter Agreement

On September 14, 2021, AHAC, the officers and directors of AHAC, and the Sponsor entered into a letter agreement (the “Founders’ Letter Agreement”), pursuant to which the Sponsor became subject to certain restrictions with respect to its Class B Founder Shares. The parties to the Founders’ Letter Agreement agreed to (i) waive their redemption rights with respect to shares of AHAC Class A or Class B Common Stock held by them in connection with the completion of AHAC’s initial business combination, (ii) waive their redemption rights with respect to any shares of AHAC Class A Common Stock or Class B Common Stock held by them in connection with a stockholder vote to approve certain amendments to AHAC’s amended and restated certificate of incorporation related to the initial business combination, and (iii) waive their rights to certain liquidating distributions with respect to any Founder Shares (as defined therein, including the Sponsor’s Class B Founder Shares) held by them if AHAC failed to complete its initial business combination within 18 months or during any Extension Period (as defined therein) from the closing of AHAC’S IPO.

As a condition to AHAC’s IPO, all of the Founders Shares are subject to a lock-up and can only be released if specified conditions are met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of AHAC’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which AHAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Further, under the Founders’ Letter Agreement, the Sponsor agreed that it would not transfer any of its Private Placement Warrants or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants until 30 days after the completion of the initial Business Combination. The foregoing description is qualified in its entirety by the terms of the Founders’ Letter Agreement and the First Amendment thereto, copies of which are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated herein by reference.

Registration Rights Agreement

The Sponsor and AHAC entered into a Registration Rights Agreement on September 14, 2021 with respect to the Sponsor’s AHAC securities, including the Sponsor’s Class B Founder Shares. The foregoing description is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of August 31, 2022, by and between AHAC, the Sponsor, Merger Sub, Legacy Ocean, and Dr. Chirinjeev Kathuria (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on September 8, 2022).

99.2	Amendment to Agreement and Plan of Merger, dated as of December 5, 2022, by and between AHAC, the Sponsor, Merger Sub, Legacy Ocean, and Dr. Chirinjeev Kathuria (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on December 8, 2022).

99.3	Private Placement Warrants Purchase Agreement, dated as of September 14, 2021, by and between AHAC and the Sponsor (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on September 17, 2021).

99.4	Letter Agreement, dated as of September 14, 2021, by and among AHAC, the officers and directors of AHAC, and the Sponsor (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on September 17, 2021).

99.5	First Amendment to Insider Letter, dated as of September 2, 2022, by and among AHAC, the officers and directors of AHAC, and the Sponsor (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q (File No. 001-40793) filed by AHAC with the SEC on October 17, 2022).

99.6	Registration Rights Agreement, dated as of September 14, 2021, by and among AHAC and the Sponsor (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on September 17, 2021).

99.7	Power of Attorney of Surendra K. Ajjarapu, dated January 30, 2023.

99.8	Power of Attorney of Aesther Healthcare Sponsor, LLC, dated February 16, 2023.

99.9	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2023

Aesther Healthcare Sponsor, LLC

By:	/s/ Katherine E. Spiser
Katherine E. Spiser
Attorney-in-Fact

*
Surendra K. Ajjarapu

* By:	/s/ Katherine E. Spiser
Katherine E. Spiser, as Attorney-in-Fact